

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 22, 2018

Via E-mail
Matthew N. Wolfson
Chief Executive Officer
Electromedical Technologies, Inc.
16561 N 92nd Street, Suite 101
Scottsdale, AZ 85260

Re: **Electromedical Technologies, Inc.**
Amendment No. 2 to Offering Statement on Form 1-A
Filed January 12, 2018
File No. 024-10743

Dear Mr. Wolfson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2017 letter.

Part II – Offering Circular

Offering Perks, page 19

1.   We note your response to prior comment 2. Please revise your disclosure to clarify that you offer your Wellness Pro Plus devices retail at variable deep discounts to distributors.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Jamie Ostrow, Esq.